                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b) (1)


                        Covad Communications Group, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    222814204
        ----------------------------------------------------------------
                                 (CUSIP Number)


                                January 19, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222814204                        13G                 Page 2 of 9 Pages



--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Warburg, Pincus Ventures, L.P.                    13-3784037
--------------------------------------------------------------------------------
2.      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        5.   SOLE VOTING POWER
                             -0-
     NUMBER OF          --------------------------------------------------------
       SHARES           6.   SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY          --------------------------------------------------------
        EACH            7.   SOLE DISPOSITIVE POWER
     REPORTING               -0-
    PERSON WITH              ---------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

CUSIP No. 222814204                        13G                 Page 3 of 9 Pages



--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        E.M. Warburg, Pincus & Co., LLC                   13-3536050
--------------------------------------------------------------------------------
2.      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                        5.   SOLE VOTING POWER
                             -0-
     NUMBER OF          --------------------------------------------------------
       SHARES           6.   SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY          --------------------------------------------------------
        EACH            7.   SOLE DISPOSITIVE POWER
     REPORTING               -0-
    PERSON WITH              ---------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

CUSIP No. 222814204                        13G                 Page 4 of 9 Pages



--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Warburg, Pincus & Co.                             13-6358475
--------------------------------------------------------------------------------
2.      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                        5.   SOLE VOTING POWER
                             -0-
     NUMBER OF          --------------------------------------------------------
       SHARES           6.   SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY          --------------------------------------------------------
        EACH            7.   SOLE DISPOSITIVE POWER
     REPORTING               -0-
    PERSON WITH              ---------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

        Covad Communications Group, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

        2330 Central Expressway
        Santa Ana, California  95050

Item 2(a).     Names of Person Filing:

        Warburg, Pincus Ventures, L.P.

        E.M. Warburg, Pincus & Co., LLC

        Warburg, Pincus & Co.

        All of the shares of the Issuer's common stock, par value $0.001 per share ("Common Stock"), previously beneficially owned by the reporting persons were owned directly by Warburg, Pincus Ventures, L.P. ("WPV"). Warburg, Pincus & Co. ("WP") is the sole general partner of WPV, and E.M. Warburg, Pincus & Co., LLC ("EMW LLC") is the manager of WPV. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

        466 Lexington Avenue
        New York, New York 10017

Item 2(c).     Citizenship:

        WPV - Delaware
        EMW LLC - New York
        WP - New York

Item 2(d).     Title of Class of Securities:

        common stock, par value $0.001 per share

Item 2(e).     CUSIP Number:

        222814204

Item 3.        If This Statement is Failed Pursuant to Rules 13d-1(b), or
               13d-2(b) or (c)
               Check Whether the Person Filing is:

               Not applicable.

Item 4.        Ownership

        (a)    Amount Beneficially Owned:

               -0-

        (b)    Percent of Class:

               0%

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:

                      -0-

               (ii)   shared power to vote or to direct the vote:

                      -0-

               (iii)  sole power to dispose or direct the disposition of:

                      -0-

               (iv)   shared power to dispose or to direct the disposition of:

                      -0-

        On January 19, 1999, the Issuer filed a registration statement on Form 8-A to register its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, which registration (the "Exchange Act Registration") has obligated the reporting persons to file this schedule. As of March 15, 1999, the reporting persons beneficially owned 13,366,056 shares of Common Stock, which constituted 31.6% of the Issuer's outstanding Common Stock (based on 42,271,446 outstanding shares of Common Stock as of March 15, 1999, and excluding 6,379,177 outstanding shares of the Issuer's class B common stock, which is non-voting). Between the date of the Exchange Act Registration and the date of this schedule, the reporting persons disposed of all of their beneficially owned shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable
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Item 8.        Identification and Classification of Members of the Group.

        Not Applicable

Item 9.        Notice of Dissolution of Group.

        Not Applicable

Item 10.       Certification.

        Not Applicable

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000

                                     WARBURG, PINCUS VENTURES, L.P.

                                     By:  Warburg, Pincus & Co., General Partner


                                     By: /s/ Stephen Distler
                                         --------------------------------------
                                         Stephen Distler, Partner


                                     E.M. WARBURG, PINCUS & CO., LLC


                                     By: /s/ Stephen Distler
                                         ---------------------------------------
                                     Stephen Distler, Member


                                     WARBURG, PINCUS & CO.


                                     By: /s/ Stephen Distler
                                         --------------------------------------
                                         Stephen Distler, Partner